Attention Business Editors:

Bema Gold Withdraws intention to Bid For Arizona Star Shares

TORONTO, May 6 /CNW/ - Paul Parisotto, President and CEO of Arizona Star Resource Corp. (TSX-V: AZS), said today that Bema Gold's decision, announced late yesterday, that it would not proceed with its bid for Arizona Star shares "clearly points to the fact that Bema knew it had no chance of success given the poor performance of its shares over the past four months." Bema announced on December 20, 2004 that it intended to proceed with a bid of 1.85 Bema shares for each share of Arizona Star.

Paul Parisotto noted that "Bema has failed to meet the expectations it created when it announced its intention to bid. We are therefore seeking advice concerning the legal and financial consequences of Bema's actions. I would also confirm that we are not aware of any material adverse changes affecting the Cerro Casale project."

In response to Bema's intention to bid for Arizona Star shares, the Company appointed a Special Committee of the Board and retained National Bank Financial inc. to assist it in reviewing the offer and to explore other strategic alternatives to maximize shareholder value. Rudi Fronk, Chairman of the Special Committee, stated that "the Committee will now obtain the advice of its advisors on how best to proceed with the value maximizing process."

Arizona Star holds a 25% interest in the Cerro Casale gold-copper project located in Chile. Placer Dome holds a 51% interest in the project and is the operator. Bema Gold holds the remaining 24%.

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release. Arizona Star Resource Corp. trades on the TSX Venture Exchange under the symbol AZS.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

/For further information: please visit www.arizonastar.com or contact: Paul Parisotto, President and CEO, Tel: (416) 369-9333/ (AZS.)